May 6, 2019

Jeff Kaminski
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

       Re: KB Home
           Form 10-K for the Fiscal Year Ended November 30, 2018
           Filed January 24, 2019
           Form 10-Q for the Fiscal Quarter Ended February 28, 2019 Filed April 5, 2019
           File No. 001-09195

Dear Mr. Kaminski:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended February 28, 2019

Financial Statements
1. Basis of Presentation and Significant Accounting Policies
Adoption of New Accounting Pronouncement, page 6

1. We note your disclosure that the costs of sales incentives in the form of free or discounted products or services to homebuyers, including option upgrades and closing cost allowances used to cover a portion of the fees and costs charged to a homebuyer, are reflected as construction and land costs. Please tell us how you considered the guidance in ASC 606-10-32-25 through 27 in your determination that these sales incentives should be reflected as costs rather than as a reduction of the transaction price. Please address this comment as it relates to each type of incentive and identify the distinct good or service a customer transfers to you.
 Jeff Kaminski
KB Home
May 6, 2019
Page 2
2. We note your disclosure: "In instances where we have a material performance obligation(s) under a land sale contract to perform land development work after the closing date, a portion of the transaction price is allocated to such performance obligation(s) and is recognized as revenue when and as such obligation(s) is (are)
         completed. While the payment terms for such a performance obligation(s) vary, the final payment is generally received when we have completed our land development work and it has been accepted by the land buyer." Please address the following:
           Explain the nature of the land development work and describe your analysis under
             ASC 606-10-25-19 in determining that the land and the land development work are distinct; and
           Explain the nature of the acceptance provisions of the land development work by land buyers and describe your analysis under ASC 606-10-25-30 and ASC 606-10-55-85 through ASC 606-10-55-88 in determining that recognizing revenue for the land sale prior to buyer acceptance is appropriate.
3. We note you disclose customer deposits as of each balance sheet date. Please tell us how you considered ASC 606-10-50-8b, which requires disclosure of the amount of revenue recognized during the period that was included in customer deposits as of the beginning of the period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



                                                             Sincerely,
FirstName LastNameJeff Kaminski
                                                             Division of
Corporation Finance
Comapany NameKB Home
                                                             Office of
Manufacturing and
May 6, 2019 Page 2                                           Construction
FirstName LastName